Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

2 2 Version 1 May 2013 Virgin Media Shareplans FAQs The Virgin Media-Liberty Global Merger Killik & Co LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, has approved this guide as it relates to Sharesave for the purposes of section 21 of the Financial Services and Markets Act 2000. This document constitutes part of a prospectus covering securities that have been registered by Virgin Media, Inc. on Form S-8w under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The issuance of rolled over options is made in an offshore transaction to non-U.S. persons pursuant to an exemption from registration and is therefore not registered under the Securities Act, and no hedging transactions involving rolled over options may be conducted unless in compliance with the Securities Act. The shares issued upon exercise of a rolled over option will be registered on Form S-8 by New Liberty following the Merger.

2 3 2 1. I’m a Sharesave member – what will happen to my Option(s)? If the Merger goes ahead, you’ll have two choices. Choice 1: Roll over your Option(s). Your Option(s) will be exchanged for equivalent Option(s) over shares in the new parent company, Liberty Global plc (New Liberty). When your Sharesave matures, you can exercise your Option(s) and buy shares in New Liberty. Choice 2: Exercise your Option(s) using your savings up to the time of the exercise. You’ll be able to buy Virgin Media shares before the Merger goes through and you’ll then receive the same consideration (cash and New Liberty shares) as other shareholders. If you decide to roll over your Option(s), you’ll be able to carry on saving until your Sharesave matures and continue enjoying the tax benefits. If you decide to exercise your Option(s), you’ll only be able to use the savings you’ve made to date. Unless you’ve held your Option(s) for at least 3 years, you’ll have to pay income tax on any gains you make. If the Merger doesn’t go ahead, your Sharesave will simply carry on as it is now. 2. I’m a member of Sharesave. What’s a roll over? A roll over means you won’t receive the Merger consideration (cash and New Liberty shares) but your Option(s) will be exchanged for an equivalent Option(s) over New Liberty shares. You’ll be able to buy New Liberty shares instead of Virgin Media shares when your Sharesave reaches its maturity. A roll over allows you to continue saving until your Option(s) mature. If you want to, you can then exercise your Option(s) in full and buy New Liberty shares without having to pay income tax. 3. Will I be able to exercise my rolled over Sharesave Option(s) in full? Yes, as long as you stay a Virgin Media employee and there’s no future corporate event which has an impact on your Option(s) (if there is, we’ll tell you about it at the time). If you choose to roll over your Option(s), you’ll be able to complete your savings contract. If you want to, you can exercise your Option(s) in full and buy New Liberty shares with all your savings. Or if the Sharesave matures and the New Liberty share price is lower than the exercise price, you can simply take your savings back. Bear in mind that there are no guarantees. The new Option(s) might not produce the same growth in value as Virgin Media shares have done in the past – past performance won’t necessarily tell you what your Option(s) will be worth in the future. You might not get the same value you would if you exercised your Option(s) just before the Merger completes. It’s also worth knowing that if you leave us before completing the 3 year savings period, you may lose your new Option(s). 4. How many New Liberty shares will I be able to buy with my rolled over Option(s)? HM Revenue & Customs has agreed that for every Virgin Media Option you hold, you’ll be given an Option over: 1. 0.4123 of a class A ordinary share in New Liberty; and 2. 0.3077 of a class C ordinary share in New Liberty. This is based on the formula that Virgin Media shareholders will get if the Merger goes ahead. HM Revenue & Customs has agreed that on this basis the value of the New Liberty shares under your Option(s) after the roll over takes place will be the same as the value of the Virgin Media shares under your Option(s) before the roll over happens. 5. What will happen to the Sharesave exercise price? The exercise price per share of your Option(s) will be adjusted to make sure the total exercise price is about the same as (and definitely no more than) it was before the roll over. You should know that you’ll have two exercise prices for the New Liberty Option(s): one for the class A shares and one for the class C shares. But the total exercise price you’ll pay to exercise your Option(s) will be no more than it was before the rollover. 6. Will I get a new Option Certificate? When the Merger is complete, you’ll get a new Option certificate detailing your rolled over Option(s) – including the number of New Liberty shares you can buy, the exercise prices and your savings to date. 7. If my rolled over Option(s) are over both class A shares and class C shares, does this mean I can choose to exercise my Option(s) over only one of the classes? You’ll be able to exercise your Option(s) over the class A shares or class C shares separately or over both at the same time. However, if you decide not to exercise your Option(s) over all of your class A shares and class C shares at the same time you won’t be able to exercise your Option(s) over the balance of the shares later on (of course to the extent that if you don’t use all your savings you get your money back). 8. Will the exercise price for the class A shares and the class C shares be the same? Sharesave No. There’ll be two different exercise prices – one for the class A shares and one for the class C shares (see question 5 above). 9. What’s the difference between class A shares and class C shares? Class A shares and class C shares will be listed on NASDAQ and will be bought and sold separately, just like Virgin Media shares are now. There’s one big difference between the two classes of shares. Class A shares come with voting rights but class C shares don’t. They’ll have different share prices which will be set when New Liberty starts to trade on NASDAQ after the Merger is completed. 10. What about tax if I roll over my Option(s)? If you roll over your Option(s), you won’t have to pay any income tax when the new Option(s) are granted. And if you exercise your new Option(s) following the maturity date, you won’t have to pay any income tax then, either. If you sell your New Liberty shares following the exercise of your rolled over Option(s), you may have to pay capital gains tax. 11. Will any other terms of my Option(s) change? No. The rules of the Virgin Media Sharesave will apply to your new Option(s) just as they do now. 12. If I exercise my Option(s) just before the Merger completes, will I be able to exercise my Option(s) in full? In most cases (i.e. for 2010, 2011 and 2013 Options), no. You’ll only be able to exercise your Option(s) using the savings you’ve made up to the date the exercise happens. This means that you won’t be able to buy the full number of Virgin Media shares on your Option(s) certificate. 13. What will I get if I exercise my Option(s) just before the Merger completes? For each Virgin Media share you receive on exercise of your Option(s), you’ll get: 1. 0.2582 of a class A share; 2. 0.1928 of a class C share; and 3. $17.50 in cash. This is the same as other Virgin Media shareholders are getting as part of the Merger. 14. Should I exercise my Option(s)? It’s your decision. If you’re not sure if you should exercise your Option(s) when Virgin Media merges with Liberty Global, you should get some independent financial advice. One thing to remember is that the price of the New Liberty shares you’ll receive under the Merger may go up or down. 15. How do I exercise my Option(s)? If you want to exercise your Option(s), tick Box 2A (Exercise and sell your New Liberty shares) or Box 3 (Exercise and hold your New Liberty shares) next to the relevant Option(s) in the Form(s) of Election. You’ll find these in your pack – just make sure you return them on time (to arrive no later than Wednesday 22 May 2013). There’s one Form of Election covering 2009/2010/2011 Options and another for 2013 Options. You’ll only have in your pack the Form(s) of Election that are relevant to you. So you’ll have both Forms if you have any 2009/2010/2011 Option(s) and a 2013 Option. If you do have both, make sure you complete and send both back in the right envelope. The Form for 2009/2010/2011 Option(s) has the Yorkshire Building Society logo on it. The Form for the 2013 Option carries the Computershare logo. If you choose to exercise your Option(s), the proceeds of your savings contract will automatically be used to exercise the Option(s). 16. If I exercise my Option(s), when will this take effect? If you decide to exercise your Option(s) it’ll happen immediately before the Merger completes. This is expected towards the beginning of June 2013. Don’t forget, you’ll need to send your Form(s) of Election back so they’re recieved by Wednesday 22 May 2013. You’ll only be able to exercise using the savings you’ve made up to the date when your Option(s) are exercised. You can only exercise your Option(s) if they haven’t lapsed by the exercise date (which is immediately before the Merger completes). If, for example, you voluntarily resign and leave between now and the exercise date, you’ll still lose your Option(s). 17. What happens to my savings? Until your Option(s) are exercised, your savings for those Option(s) will go on being deducted from your monthly salary payment. If you then exercise your Option(s), your savings account will be closed and your savings to date will be used to pay the exercise price for those Option(s). 18. Will I get a share certificate? If you exercise your Option(s), you’ll get Virgin Media shares when your Option(s) exercise takes effect. They’ll be immediately swapped for the Merger consideration (cash and New Liberty shares). Because of this, you won’t get a share certificate for your Virgin Media shares. However, you will get a statement from Killik (who’ve been appointed as our approved share dealer) that details your New Liberty shares. 19. What can I do with my New Liberty shares? If you decide to exercise your Option(s) 2

5 4 you can also choose whether to sell all your New Liberty shares you receive straight away (tick Box 2A on the Form(s) of Election to do this), or hold on to them (tick Box 3 on the Form(s) of Election). 20. When will I get my cash and New Liberty shares if I choose to exercise my Option(s)? Assuming the Merger happens according to the expected timetable, you’ll be paid the $17.50 in cash for each Virgin Media share as soon as possible after the Merger completes. This will be paid directly by Killik. If you decide to sell your New Liberty shares, we’ll arrange for them to be sold on the first available day of trading. The proceeds of that sale will be paid to you directly by Killik (who are managing the sale process). If you decide to keep your New Liberty shares, they’ll be put into a Nominee Account with Killik so you can sell them at a later date. 21. Will there be any income tax for me to pay when I exercise my Option(s)? 2010, 2011, 2013 Options: Yes – as you’ll be exercising your Option(s) before the third anniversary of the date your Option(s) were granted, you’ll have to pay income tax on the difference between the market value of the Virgin Media shares at the date of exercise and the exercise price of your Option(s). For 2010, 2011 and 2013 Options (i.e. for those Options in respect of which you’ll have to pay income tax on exercise), you’d normally have to complete an HM Revenue & Customs Self Assessment Tax Return to account for the income tax that’s due. But to make it easier for you, if you decide to exercise and sell all your New Liberty shares, we’ve agreed with HM Revenue & Customs to collect the income tax via Payroll and pay it to them for you. To do this you need to tick Box 2B on the Form(s) of Election. We’ll then deduct the income tax that’s due from the $17.50 you receive for each of your Virgin Media shares and the proceeds of selling your New Liberty shares. However, we won’t be able to do this for you if you don’t tick Box 2B or if you already have to complete a Self Assessment form. We also won’t be able to do this if you choose to exercise and hold your New Liberty shares. In these cases you’ll have to pay any income tax in the normal way by completing a Self Assessment form. You should know that if you’re going to pay your income tax by Self Assessment, you’ll need to do this by 31 January 2015. You should keep money available to pay this. If you’ve left Virgin Media, you’ll receive your payment from Killik in to the bank account you’ve nominated on your Form of Election and you’ll have to pay the tax you owe via Self Assessment. 2009 Sharesave Options: No – because you’ll be exercising your Option after the third anniversary of the date your Option was granted. You won’t have to pay National Insurance contributions on the exercise of your Option(s), even if there’s income tax to pay. 22. Will I have to pay capital gains tax (CGT)? If you exercise any of your Option(s) and sell your Virgin Media shares as part of the Merger, you’ll get $17.50 in cash and class A and class C New Liberty shares for each of your Virgin Media shares. There’s no CGT to pay on the receipt of any New Liberty shares but there may be CGT to pay on the $17.50 you receive in cash for each Virgin Media share. This may depend on whether the Option(s) you exercise are 2010/2011/2013 Option(s) or a 2009 Option. As a general rule for working out your CGT, you can deduct any costs that come with buying your Virgin Media shares. This is known as your ‘base cost’ and also includes any amount that’s already been taxed. So, when you exercise any Option(s), your base cost for your Virgin Media shares will be made up of the exercise price you have to pay and the amount on which you’ve paid income tax. For any 2010/2011/2013 Option(s), your base cost for your Virgin Media shares will include both the exercise price and the amount on which you have paid income tax. In total, this should equal the value of the consideration (i.e. the cash and New Liberty shares) received by you. This means there should be no CGT to pay. However, for any 2009 Option, you’ll have a lower base cost because you won’t pay any income tax on exercise. So, if your gain on receiving $17.50 in cash for each of your Virgin Media shares exceeds your personal CGT allowance of £10,900 for the 2013/14 tax year, you’ll have to pay capital gains tax. But, as long as: • the capital gains you make on receiving $17.50 in cash for each of your Virgin Media shares; and • any other gains you make between 6 April 2013 and 5 April 2014 which would be subject to CGT aren’t more than £10,900 (your personal CGT allowance for the tax year 2013/14) you won’t have any CGT to pay. Likewise, if you have sufficient allowable losses, you needn’t worry about CGT for this tax year. If you sell your New Liberty shares any time after the Merger’s completed, you may also have to pay CGT. There are some more complicated rules that apply to CGT if you: • hold approved Option(s) under the Virgin Media Company Share Option Plan that you exercise immediately before the Merger; or • have other Virgin Media shares, whether or not you’ve acquired them from Virgin Media’s Shareplans, which includes the Partnership Plan; or • buy and sell portions of other shareholdings at different times. Virgin Media, Liberty Global, Computershare, Yorkshire Building Society and Killik can’t give you tax advice, so if you need help with tax arrangements it’s always a good idea to get in touch with a professional independent tax adviser, or your local tax office. 23. Can I vote on the Merger as an Option(s) holder? No – as you have Sharesave Option(s), you don’t have the right to vote. Only Virgin Media shareholders can do this. But if you’re already a Virgin Media shareholder, for instance if you kept your shares from the 2008 and/or 2009 Sharesave, then you’ll be able to vote on the Merger. 24. What happens if I do nothing? If you don’t do anything, you’ll be deemed to have chosen to roll over. This means deductions from your salary will continue after the Merger, until the end of the savings period (unless you tell Computershare and/ or Yorkshire Building Society to stop them) and you’ll be able to exercise your Option(s) at the normal time once your Option(s) mature. If you don’t want this to happen, you’ll need to tell us by contacting Yorkshire Building Society (for 2009/2010/2011 Option(s)) and/or Computershare (for a 2013 Option) by Wednesday 22 May 2013. (If you are deemed to have chosen to roll over, you will also be deemed to have represented to Virgin Media and New Liberty that you are not resident in the United States, that you are acquiring the new Sharesave Option(s) on your own behalf and not on behalf of, or for the account of, any other person. You will also have been deemed to have represented to Virgin Media and New Liberty that you understand that your new Sharesave Option(s) are not transferable, and that you will not engage in hedging transactions with regard to your new Sharesave Option(s) unless in compliance with the U.S. Securities Act.) 25. What happens if I leave Virgin Media? If you leave before the Merger If you leave before the Merger completes due to retirement, redundancy, TUPE transfer, injury or disability, you’ll be able to: (a) exercise your Option(s) from the date you leave until the date the Merger completes. This is expected to be towards the beginning of June 2013; or (b) roll over your Option(s) over New Liberty shares. You can then exercise them at any time within 6 months after your leave date. If you leave for any other reason, your Option(s) will lapse on the date you leave. If you leave after the Merger If you roll over your Option(s) and subsequently leave involuntarily due to retirement, redundancy, TUPE transfer, injury or disability, you’ll be able to exercise your Option(s) over New Liberty shares for 6 months after the date you leave. There’s more information about this in the Sharesave guide. 26. I’ve already left Virgin Media. Does this make a difference? If you left involuntarily (i.e. due to retirement, redundancy, TUPE transfer, injury or disability) and had 6 months from your leaving date to exercise your Option(s), it’s still exercisable. If you roll over your Option(s) it’ll lapse at the end of the 6 month period after the date you left. If you do nothing you’ll be deemed to roll over unless you tell us you don’t want this to happen. If you’ve left for any other reason, your Option(s) will already have lapsed. To exercise your Option(s), you should use the Form(s) of Election that are in your pack. You’ll get Virgin Media shares and you’ll be able to participate in the Merger just like any other Virgin Media shareholder. 27. If I want to exercise my Option(s), what do I do now? To exercise your Option(s), you’ll need to tick Box 2A (exercise and sell your New Liberty shares) or Box 3 (exercise and hold your New Liberty shares), complete the rest of the Form(s) and return them in the envelope(s) provided. You’ll find these in your pack. Please return them no later than Wednesday 22 May 2013. There’s one Form of Election covering 2009/2010/2011 Options and another for 2013 Options. You’ll only have in your pack the Form(s) of Election that are relevant to you. So you’ll have both Forms if you have any 2009/2010/2011 Option(s) and a 2013 Option. If you do have both, make sure you complete and send them back in the right envelope. PLEASE USE THE RIGHT FORM AND RIGHT ENVELOPE. The form for 2009/2010/2011 Option(s) has the Yorkshire Building Society logo on it. The form for the 2013 Option carries the Computershare logo. If you don’t return your Form(s) of Election by the cut off date, you’ll be deemed to have chosen to roll over. If you don’t want this to happen, you’ll need to tell us by contacting Yorkshire Building Society (for 2009/2010/2011 Option(s)) and/or Computershare (for a 2013 Option) by Wednesday 22 May 2013. 28. Will there be another Sharesave launch after the Merger? There are no confirmed plans for a Sharesave launch after the Merger. We’ll let you know if there will be as and when we can. 29. If I exercise my Option(s) and choose to hold on to my New Liberty shares, can I decide to sell them at some point in the future? The New Liberty shares you receive as part of the Merger will be transferred to a Nominee Account with Killik. Once your Nominee Account is up and running, you’ll be free to sell your New Liberty shares when you wish. 30. Can I change the amount I save each month when my Option(s) are rolled over? Unfortunately not. Your savings amount was set when the Option(s) were granted, and the Merger doesn’t affect this.

7 6 Partnership Plan 1. What will happen to my Partnership Plan shares? If the Merger goes ahead, Virgin Media shares bought through the Partnership Plan will be treated like any other Virgin Media shares. This means they’ll be cancelled and exchanged for: 1. 0.2582 of a class A ordinary share in New Liberty, 2. 0.1928 of a class C ordinary share in New Liberty, and 3. $17.50 in cash for each Virgin Media share, which is subject to income tax and National Insurance contributions New Liberty shares you receive for your Partnership and any Dividend shares will continue to be held in the Trust. If the Merger doesn’t go ahead, your contributions to the Partnership Plan will carry on as a monthly contribution and/or an annual lump sum. Your Partnership and any Dividend shares will remain in the Trust. 2. What will happen to the cash and New Liberty shares I get? If the Merger goes ahead as planned, unless you’ve already left us, you’ll get your cash (subject to income tax and National Insurance contributions) through your pay cheque, as well as a new statement detailing your New Liberty shares. Your New Liberty shares will be held in the Trust just as Virgin Media shares are now. This means they’re treated as though they were bought at the same time as your original Partnership shares/Dividend shares. For this reason they’ll be subject to the same rules, including leaver arrangements. Each class A share and class C share will be allocated against the original Partnership shares/Dividend shares you purchased. The original price you paid for your Partnership shares will be split between the class A shares and class C shares – this will be detailed in your new statement. 3. What are class A shares and class C shares? Class A shares and class C shares will be listed on NASDAQ and can be bought and sold separately, just like Virgin Media shares are now. The main difference between the two classes of New Liberty shares is that New Liberty class A shares come with voting rights and class C shares don’t. They’ll also have different share prices, set when New Liberty starts to trade on NASDAQ. 4. Will I have to pay income tax and National Insurance contributions on the Merger? Unless you’ve already left us, you’ll have to pay income tax and National Insurance contributions on the cash payment of $17.50 you get for each Virgin Media share. We’ll collect income tax and National Insurance contributions due through payroll and pay the net amount to you in your salary payment. You won’t pay any income tax or National Insurance contributions when your shares are swapped for New Liberty shares after the Merger – but you might have to pay income tax and National Insurance contributions if you take your New Liberty shares out of the Trust within 5 years of purchasing the original Partnership shares or within 3 years of purchasing the original Dividend shares. 5. Will I have to pay capital gains tax on the Merger? No, there’s no capital gains tax to pay. 6. Will I have to pay income tax when I take my New Liberty shares out of the Trust? You won’t have to pay any income tax or National Insurance contributions when you take your New Liberty shares out of the Trust if: • you keep them in the Trust for at least 5 years from the date your Virgin Media shares were originally bought. If the shares are Dividend shares, you’ll only need to keep them in the Trust for 3 years from the date you originally purchased them; or • you leave us at any time after the Merger takes place as a result of redundancy, injury, disability, retirement under the Plan rules, TUPE transfer or if you die. If you stay with us and take your New Liberty shares out of the Trust less than 5 years after the date you originally bought your Partnership shares (3 years for your Dividend shares), you’ll need to pay income tax and National Insurance contributions. If you have to pay income tax or National Insurance contributions when your New Liberty shares come out of the Trust, the Trust will sell sufficient shares to cover any payment due and the proceeds will be paid to you via your monthly pay cheque. We’ll then pass the income tax and National Insurance payment to HM Revenue & Customs. 7. Will I have to pay capital gains tax (CGT) when my New Liberty shares come out of the Trust? No. When your New Liberty shares are withdrawn from the Trust, there won’t be any CGT to pay. But if you take your New Liberty shares out of the Trust and keep them and their price increases you may have to pay CGT when you eventually sell them. 8. What happens to my New Liberty shares if I leave? If you leave Virgin Media because of injury, disability, retirement, TUPE transfer, redundancy or because your area of the business is no longer part of Virgin Media, you can choose to • Sell all your New Liberty shares; • Transfer all your New Liberty shares to a broker to hold in your name; or • Sell some of your New Liberty shares and transfer the rest to a broker to hold in your name. If you’re leaving because of any other reason or you decide not to return after your maternity, adoption or paternity leave, you can choose to • Sell all your New Liberty shares and pay the income tax and National Insurance contributions due from the proceeds of the sale; or • Sell enough of your New Liberty shares to pay any income tax or National Insurance contributions due and transfer the rest of your New Liberty shares to a broker to hold in your name. If you decide to transfer your New Liberty shares to another broker, you’ll need to pay Computershare a fee for moving your shares and possibly a fee to the other broker to set up your new account. Remember that any future gains you make will be subject to capital gains tax. You’ll have to pay dealing fees to Computershare if you sell your New Liberty shares. And you’ll also have to pay two separate fees for selling class A and class C shares. 9. Can I vote on the Merger? As you’re a shareholder, you get to vote on the Merger. All you need to do is complete the Partnership Plan Voting form online at Computershare’s website: www.computershare.com/ virginmediavotingfacility (which is a separate site to the normal Partnership Plan portal). You’ll need to do this by no later than the date detailed in your letter. If you don’t want to vote, you don’t have to. You’ll need your User ID, which can be found on your statement in your pack, and a PIN, which Computershare will send you by email. 10. If I want to vote, what do I do next? If you want to vote for or against the Merger, you’ll need to cast your vote online by Wednesday 29 May 2013. 11. What happens if I decide not to vote? If you don’t want to vote, you don’t need to do anything. 12. I have shares in a Nominee Account and separately I’ll receive the consideration payment for my Partnership shares. Why do I have to pay income tax on the consideration for my Partnership shares but not on the payment I’ll receive for my other shares? Nominee account holders don’t have to pay income tax or National Insurance contributions as you’re treated as a “normal” shareholder. If there’s any capital gains tax due you have to pay it via Self Assessment and it’s your responsibility to make the payment, as Virgin Media won’t get involved in this. Virgin Media is not responsible for handling the shareholder arrangements, so Killik or your own broker if you’ve moved your shares will get in touch with you about this at nearer the time. The Partnership Plan is different because income tax and National Insurance are due on the cash amount (i.e. $17.50) and it’s Virgin Media’s responsibility to collect this under our PAYE arrangements. 13. How will the New Liberty share price be set? The new share price depends on a number of factors. It’ll be published on Home when the Merger completes. 14. I pay a monthly contribution into the Partnership Plan, when will my last month’s shares get bought? The Partnership Plan will close when the Merger is completed. If you’re making monthly contributions your final shares will be bought mid-May, using your April monthly contribution. Your final monthly contribution is expected to be deducted on Friday, 24 May 2013. If the Merger goes ahead this contribution will be refunded to you in June 2013. 15. Will there be another opportunity to buy Partnership shares in the future? There are no confirmed plans to launch a new Partnership Plan after the Merger. We’ll let you know if there will be as and when we can. Important additional information regarding the merger has been filed with the SEC: Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited. VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/ PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/ prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec. gov. The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www. virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations. Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.